July 29, 2008

BY EDGAR

Mr. Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: O2Diesel Corporation
Form 10-KSB for the Year Ended December 31, 2007
Filed March 31, 2008
File No. 1-32228

Dear Mr. Decker,

I am writing in response to your letter dated July 21, 2008, concerning O2Diesel Corporation's (the "Company") Form 10-KSB for the year ended December 31, 2007 filed on March 31, 2008 ("10-KSB"). In your letter, you indicate that it appears that the Company's management has not performed its assessment of internal control over financial reporting as of December 31, 2007 as it is required to do. In addition, you indicated that the certifications of the Company's Principal Executive Officer and Principal Financial Officer under Item 601(b)(31) of Regulation S-B need to be revised to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

The Company's management performed an assessment of internal control over financial reporting as of December 31, 2007. We intend to file an amended 10-KSB with the language found in Attachment 1 to this letter replacing our previous disclosure under Item 8A. Controls and Procedures of the March 31, 2008 filing.

The Company also intends to make the following language changes (in italics) to the introductory language of paragraph 4 in both the certification of the Company's Chief Executive Officer and the certification of the Company's Principal Financial Officer:

> 4. The small business issuer's other certifying officer*(s)* and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) ***and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))*** for the small business issuer and have:

On page 2 of your letter, you asked the Company to "consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures at the end of the fiscal year covered by the report and revise your disclosure

as appropriate." In addition, you noted that "the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports". As we have noted above, management of the Company has performed and completed its report on internal control over financial reporting and will file an amended 10-KSB to reflect this. Accordingly, we feel these comments are not applicable to the Company's filing.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

- the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that this letter is responsive to the staff's comments. Please confirm that we have addressed the appropriate issues raised in your July 21, 2008 letter. If I can be of assistance in facilitating your review of this letter, please contact the undersigned at (302) 266-6000 or Andrea L. Mancuso at (703) 720-7027.

Sincerely,

David H. Shipman
Chief Financial Officer

Cc: Ms. Lisa Haynes, Securities and Exchange Commission

Attachment 1.

Item 8A(T). Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

O2Diesel's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f), as amended) for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are made in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance that unauthorized acquisitions, use or disposition of Company assets that could have a material effect on the Company's financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. To evaluate the effectiveness of the Company's internal control over financial reporting, the Company's management uses the Internal Control - Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, using the COSO framework. The Company's management has determined that the Company's internal control over financial reporting is effective as of that date.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in the annual report.

Changes in Internal Controls Over Financial Reporting

During the most recent fiscal year, there have not been any changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect internal controls over financial reporting.